___________, 2022

Advisors Series Trust on behalf of
Logan Capital Large Cap Growth Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

Advisors Series Trust on behalf of
Logan Capital Broad Innovative Growth ETF
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

Re:	Reorganization of Logan Capital Large Cap Growth Fund into Logan Capital Broad Innovative Growth ETF

Ladies and Gentlemen:

You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.
Parties to the Transaction

    Logan Capital Large Cap Growth Fund, a series of Advisors Series Trust, a Delaware statutory trust, is herein referred to as the “Target Fund.”

    Logan Capital Broad Innovative Growth ETF, also a series of Advisors Series Trust, is herein referred to as the “Acquiring Fund.”

Description of Proposed Transaction

In the proposed transaction (the “Reorganization”), the Acquiring Fund will acquire all of the assets of the Target Fund (except for cash needed to redeem fractional shares of Target Fund) in exchange for a number of shares of each class of shares of the Acquiring Fund equal to the number of whole shares of each class of shares of the Target Fund outstanding at the closing and the assumption of all of the liabilities of the Target Fund. The Target Fund will then liquidate and distribute all of the Acquiring Fund shares which it holds to its shareholders pro rata in proportion to their holdings of whole shares in the Target Fund and cash to such shareholders in redemption of their fractional shares in Target Fund in complete redemption of all outstanding shares of the Target Fund, and promptly thereafter will proceed to dissolve.

Scope of Review and Assumptions
In rendering our opinion, we have reviewed and relied upon the Form of Agreement and Plan of Reorganization among Advisors Series Trust with respect to the Acquiring Fund, and Advisors Series Trust with respect to the Target Fund (the “Reorganization Agreement”) dated , which is enclosed as Exhibit A in the Statement/Prospectus dated , 2022 which describes the proposed transaction, and on the information provided in such proxy materials. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of the Reorganization. We further assume that the transaction will be carried out in accordance with the Reorganization Agreement.

Representations
Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of the Target Fund and the Acquiring Fund, and we have without independent verification relied upon such representations in rendering our opinions.

Opinions
Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, we have the following opinions:

(i)The acquisition by the Acquiring Fund of all of the assets of the Target Fund, as provided for in the Reorganization Agreement, in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.
(ii)No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for any gain or loss that may be required to be recognized upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.
(iii)No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange solely for the assumption of all of the liabilities of the Target Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.
(iv)No gain or loss will be recognized by the Target Fund upon the distribution of the Acquiring Fund Shares by the Target Fund to its shareholders in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.
(v)The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain, or decreased by the amount of loss, if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.
(vi)The holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.
(vii)No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares for the Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares) pursuant to Section 354(a) of the Code.
(viii)The aggregate tax basis of the Acquiring Fund Shares received by a shareholder of the Target Fund (as adjusted for amounts allocable to cash received in lieu of any fractional shares) will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.
(ix)The holding period of the Acquiring Fund Shares received by a shareholder of the Target Fund will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held the Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

(x)    The Acquiring Fund will succeed to and take into account the items of the Target Fund described in Section 381(c) of the Code.

(xi)    The consummation of the Reorganization will not terminate the taxable year of the Target Fund. The part of the taxable year of the Target Fund before the Reorganization and the part of the taxable year of the Acquiring Fund after the Reorganization will constitute a single taxable year of the Acquiring Fund.

The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 8.5 of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to use of our name and any reference to our firm in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & WORCESTER LLP
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